                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                               Subject Company:  Mission Critical Software, Inc.
                                                   Commission File No. 000-26205

--------------------------------------------------------------------------------
                     NetIQ/Mission Critical Software Merger
                    Analyst/Investor Conference Call Script
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Introduction and Safe Harbor - Steve Odom
--------------------------------------------------------------------------------

 .  Good morning, this is Steve Odom, Mission Critical Software's CFO and COO.
   Thank you all for joining us this morning on such short notice to discuss what is truly exciting news. Earlier today, we issued a press release announcing the strategic merger of Mission Critical Software and NetIQ. For those of you who have not yet seen the release, a copy is available on either of our corporate websites. If you are interested in viewing a brief set of slides related to this announcement, they are available on www.vcall.com.

 .  With me today are Mike Bennett, CEO of Mission Critical Software, Ching-Fa
   Hwang, CEO of NetIQ, and Jim Barth, CFO of NetIQ.

 . Before I turn the call over to Mike, I need to caution all listeners that statements in this press release and answers to questions other than statements of historical fact are "forward-looking" statements within the meaning of the private securities litigation reform act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that the expectations reflected in such forward-looking statements will prove to be correct.

 . The companies' future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

 .  Now, I'd like to introduce Mike Bennett.

--------------------------------------------------------------------------------
Mike Bennett
--------------------------------------------------------------------------------

 . Thanks Steve, I'm thrilled to be here today with my new colleagues to discuss what we believe is an extraordinarily compelling opportunity for Mission Critical Software and NetIQ, and their shareholders, customers and employees. Ching and I would like to spend the next few minutes providing a little additional context to this announcement, and then all of us will be happy to take your questions.

 . Today's announcement is truly exciting. With the strategic merger of Mission Critical Software and NetIQ we are creating a true powerhouse in the eBusiness infrastructure management space.

 . From a strategic standpoint, each company is a market leader in its respective space - NetIQ in performance and availability management, and Mission Critical Software in administration and directory management. Both companies have highly complementary offerings and combined the two companies will have significant cross selling opportunities. We see this as a great opportunity to leverage our incredible Windows NT and Windows 2000 strength to capture the overall eBusiness infrastructure management market.

 . The new company will have significantly greater size and scale - with a market capitalization of $2.7 billion and significantly greater reach, product scope and resources.

 . As you all know, eCommerce is an increasingly pervasive element of our economy, and eBusiness management has become a critical component for success. And, in this new era of eBusiness, Windows 2000 is clearly poised to be the platform of choice. We believe we are uniquely positioned to take advantage of these market trends.

 . In one decisive action, we are creating an organization uniquely positioned to provide customers all of the tools and solutions needed to successfully and efficiently manage eBusiness infrastructures and Windows 2000-based networks, systems and applications.

 . Simply stated, the combined company will be able to deliver customers the most comprehensive and scalable solutions for Windows administration, directory, server and application management.

 . Mission Critical Software and NetIQ have seen - and in fact been intimately involved with - the explosive growth of eBusiness infrastructures in corporate IT departments. As you are well aware, businesses of all sizes - start-ups to Fortune 100s - and in all industries are investing heavily in developing and expanding their eBusiness infrastructures and selecting solutions that help them manage these infrastructures.

 . To give you a sense of the opportunity in this fast-growing market, total spending on Windows NT and Windows 2000 management products is expected to grow to $8.1 billion in the year 2003. Spending on eBusiness infrastructure software is expected to be $12.6 billion in the same year.

 . We already have a proven ability to manage some of the largest Windows NT, and now Windows 2000, based eBusinesses, including Microsoft's own Internet data centers. Today's announcement propels us to a new level in delivery capability, brings together some of the sharpest minds in the business and truly marks us as the company to watch in this space.

 . Now let me spend a few minutes recapping the terms of the merger agreement and providing you some information on Mission Critical Software's acquisition of Ganymede.

 .  Under the terms of a definitive merger agreement between Mission Critical
   Software and NetIQ, which was unanimously approved by the board of directors of each company, Mission Critical Software shareholders will receive 0.9413 shares of NetIQ common stock for each Mission Critical Software common share.

 . Each company's stockholders will receive shares representing about 50 percent of the new company on a diluted basis.

 . The merger will be accounted for as a purchase and is expected to be tax-free to the shareholders of both companies.

 . The merger is subject to regulatory approvals - which we believe do not pose any significant obstacles - as well as approval by the shareholders of both companies, and customary closing conditions. We expect to complete the transaction during the June 30, 2000 quarter. At the closing of the merger, the companies expect to create a new corporate name and stock symbol.

 . The new company will be headquartered in Santa Clara, California with key executives, development and operational personnel in Houston, Texas. I will be executive chairman and Ching will be chief executive officer. In a few moments, Ching will discuss other key members of the new company's executive team.

 .  The Board of Directors will be composed of 9 members, 4 each from Mission
   Critical Software and NetIQ including Bennett, Hwang, and Bernhardt, plus an additional outside director to be elected sometime in the future.

 . Before I turn the call to Ching to add his perspective on this terrific announcement, I'd like to spend a few minutes discussing our acquisition of Ganymede.

 . As you are aware, Mission Critical Software also announced today that it has signed a letter of intent to acquire Ganymede, a privately held company that is a recognized leader in network performance management software. With the addition of Ganymede, we - along with NetIQ - will be able to further provide customers a comprehensive, end-to-end network performance management solution.

 . Under the terms of the agreement, Mission Critical Software will issue 2.75 million shares of common stock to the shareholders of Ganymede in a transaction to be accounted for as a purchase. The total value of the transaction would be approximately $171 million based on Friday's closing price.

 . With that, I'd now like to turn the call over to my new colleague and partner, Ching-Fa Hwang.

--------------------------------------------------------------------------------
Ching-Fa Hwang
--------------------------------------------------------------------------------

 . Thank you Mike. I'd like to begin by saying that I am equally excited about this transaction - the combination is truly an ideal strategic fit.

 . The merger of Mission Critical Software and NetIQ brings together two established leaders in Windows 2000 eBusiness infrastructure management with superb and highly complementary products and a shared strategic vision.

 . Most importantly, by joining two companies with synergistic product offerings and target markets - and by leveraging the combined intellectual property, and financial and human resources - we will be able to offer eBusinesses, enterprise customers and application service providers (ASPs) the most comprehensive infrastructure management solutions encompassing administration, and directory and applications management.

 . We've already been in contact with a number of our customers and have received extremely positive initial feedback. One-stop-shopping with outstanding products backed by a proven track record is clearly an appealing prospect to customers who are stretched to the limits and have high performance thresholds.

 . I am very familiar with Mission Critical Software products and they will be terrific assets as we move forward to combine the companies.

 . We have a clear vision for integrating these organizations and are committed to ensuring that we maximize the potential of what will become the clear leader in the Windows 2000 systems management and eBusiness infrastructure management space.

 . We are in the process of putting a team and plan together, so that we can begin implementing it as soon as the transaction closes.

 .  At this time, I can share with you my initial directions of the plan. Jim
   Barth, NetIQ's CFO will be the new company's CFO. Steve Odom, Mission Critical Software's CFO and COO will become COO of the new company. He will be responsible for operations, mergers, acquisitions, IT infrastructure and customer support. And Tom Bernhardt, current chief technology officer of Mission Critical Software, who will be chief technology officer.

 . For the sales and marketing organization, we want to centralize the management of the sales organizations to maximize our broad range of management product offerings - essentially one stop shopping for the customer. We will continue to provide centralized and focused marketing and communications with our customers, strategic partners, and channel partners. Glenn Winokur, NetIQ's VP of worldwide sales will drive the sales organization at the new company. Rick Pleczko, Mission Critical Software's vice president of marketing will be responsible for marketing at the new company.

 . For the product lines, we will develop a cohesive product strategy and plan to clearly position us as the leading vendor in the market. These plans will enable our engineering teams in Santa Clara, Houston, and Raleigh to work in parallel and maintain a high level of innovation and productivity, while delivering a highly integrated product family to benefit our customers. Tom Kemp, NetIQ's VP of marketing and product management will be responsible for product management at the new company.

 . Tom Bernhardt, Mission Critical Software's CTO will have a similar role at the new company and will lead the development efforts for the administration and directory management products. We intend to expand the product development of Mission Critical Software's OnePoint, NetIQ's AppManager and also Ganymede's Chariot and Pegasus. OnePoint will continue to evolve with leading administration and directory management products. We intend to combine the strengths of both the NetIQ AppManager product line and Mission Critical Software's Operations Manager product and integrate them as appropriate. Her-Daw Che, NetIQ's VP of engineering will lead the AppManager and Operations Manager teams to begin work on the integration strategy immediately.

 . Ganymede's end-to-end network performance management will complement these two product lines. The three combined product lines will enable the new company to be the leader in comprehensive end-to-end network performance management software of Windows 2000-based infrastructures and eBusiness applications. Tim Huntley, Ganymede's CEO will be responsible for the Ganymede lab.

 . Jim Barth will now speak in more detail regarding the financial aspects of the merger. Jim?

--------------------------------------------------------------------------------
Jim Barth
--------------------------------------------------------------------------------

 .  Thanks, Ching.

 . This is truly a merger of equals and we structured the transaction to reflect that. NetIQ will issue 0.9413 shares for each share of Mission Critical Software common stock, including the shares Mission Critical Software is expected to issue for the purchase of Ganymede.

 . Following the closing of both transactions there will be approximately 36.3 million primary shares outstanding and approximately 41.7 million diluted shares, based on outstanding shares last Friday.

 . The transaction will result in significant goodwill, which will be amortized to expense over several years. We expect to compute the total amount of goodwill, and the charge to operations by the time we report our results of operations for the fiscal year ended June 30th.

 . From an operational point of view we will continue to have significant operations in Houston, TX and Raleigh, NC. Our combined worldwide employee base on December 31, 1999 was approximately 460 people, including about 260 in sales and marketing, and 150 in research and development.

 . Combined total assets at December 31 were more than $330 million, including cash of more than $300 million.

 . Our combined quarterly revenues have increased approximately 75% year over year and were $22.4 million on a combined basis for the quarter ended December 31, 1999. Together, we also achieved a gross margin of 94% and an operating profit of $1.8 million or 8% of combined revenues.

 .  Now I would like to turn it back over to Mike.

--------------------------------------------------------------------------------
Mike Bennett
--------------------------------------------------------------------------------

 . I firmly believe that these organizations are a superb fit from both a market and cultural standpoint, and we look forward to working with our new colleagues.

 . The strategic rationale is clear. As I stated earlier, each company is a market leader in its respective space, both companies have highly complementary offerings and combined the two companies will have significant cross selling opportunities. We see this as a great opportunity to leverage our incredible Windows NT and Windows 2000 strength to capture the overall eBusiness infrastructure management market.

 . I can assure you we will be sharply focused on managing this organization for growth and creating shareholder value.


Thank you.  We'd now be happy to address your questions.

                                      ***

NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

Mission Critical Software, its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For Mission Critical Software:

Susan Torrey, Press & Investor Relations, 713.548.1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------
Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:

Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:

Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------